FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F:

Form 20- F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): N/A

BBVA Banco Francés S.A.

Item
1.	Letter to the National Securities Commission regarding redemption of Class 15 Notes

March 16, 2007

National Securities Commission

25 de mayo 175

1002 - Buenos Aires

Argentina

Dear Sirs,

Ref.:	Section 23 - Relevant Information

Redemption of Class 15 Notes

The purpose of this letter is to inform you that on March 15, 2007, this Bank paid the redemption price of Class 15 Notes due 2008, issued for an aggregate amount of USD 121,504,050.

Yours faithfully,

BBVA Banco Francés S.A.

Reconquista 199, C1003ABB Buenos Aires - Casilla de Correo 3196 - Correo Central 1000 Buenos Aires, Argentina

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: March 16, 2007	By:	/s/ Marcelo G. Canestri
	Name:	Marcelo G. Canestri
	Title:	Chief Financial Officer